Paul, Weiss, Rifkind, Wharton & Garrison LLP

1285 Avenue of the Americas

New York, New York 10019

February 24, 2021

CONFIDENTIAL

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Hawks Acquisition Corp
Registration Statement on Form S-1

Ladies and Gentlemen:

On behalf of our client, Hawks Acquisition Corp, a Delaware corporation (the “Company”), we confidentially submit a draft registration statement on Form S-1 (the “Registration Statement”) for an underwritten offering of units consisting of common stock and warrants. The Registration Statement is confidentially submitted pursuant to Title I, Section 106 under the Jumpstart Our Business Startups Act of 2012, as amended, for non-public review by the staff of the Securities and Exchange Commission prior to the public filing of the Registration Statement.

Any questions or notifications with respect to this letter should be directed to the undersigned at (212) 373-3588.

Very truly yours,

/s/ Brian M. Janson

Brian M. Janson

cc:	John Carney Hawks
Hawks Acquisition Corp

Gregory P. Rodgers, Esq.
Ryan J. Maierson, Esq.
Latham & Watkins LLP